UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   OCTOBER 13, 2004                   /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         October 13, 2004

3.       PRESS RELEASE

         The press release was released on October 13, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         Ocotber 13, 2004.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                    OCTOBER 13, 2004


            IMA INTERSECTS 28 METRES OF 1,115 G/T (32.6 OZ/T) SILVER
                                 AT NAVIDAD HILL

IMA EXPLORATION INC. (IMR - TSX.V, IMXPF - OTC.BB) is pleased to announce the final results of the Phase II drill program at its 100% owned Navidad Project in Patagonia, Argentina. Highlights of these results include 28.15M OF 1,115 G/T SILVER (32.6 OZ/T) INCLUDING 5.97M OF 4,579 G/T (133.7 OZ/T) IN HOLE 117 AND 58.68M OF 208 G/T SILVER (6.1 OZ/T) IN HOLE 112. In addition to expanding the limits of known alteration and mineralization through ongoing surface work, the Company has contracted Snowden Mining Industry Consultants to perform an independent resource estimation at the Navidad Hill and Connector zones. Results from this new resource estimation will be from zones outside of, and in addition to the previously reported Galena Hill Indicated Resource of 63.6 million tonnes grading 101 g/t silver, 1.76% lead, 0.03% copper and 0.24% zinc at a cut-off grade of 50 g/t silver equivalent (see release dated May 25, 2004).

The twelve reported drill holes were all drilled at the Navidad Hill zone (see attached map). Targets included structurally controlled, near vertical mineralized bodies (e.g. HOLE NV04-110: 61.50M OF 128 G/T SILVER INCLUDING 5.34M OF 1,006 G/T SILVER) on the top of Navidad Hill and gently-dipping, stratigraphically-controlled mineralization in the area of hole 90 (e.g. HOLE NV04-117: 28.15M OF 1,115 G/T SILVER). Drill holes 116 and 117 confirm and extend the stratigraphically controlled, bonanza-grade mineralization on the southwest flank of Navidad Hill first discovered with hole 90 (35.8M OF 2,850 G/T SILVER).

All data resulting from the Phase II program are now being verified and interpreted prior to being handed over to Snowden. This will include a careful review of all QA/QC analytical data. Phase II drilling comprised 9,596 metres of diamond core drilling in 67 holes and 5,210 core sample analyses, including quality control samples, bringing the life of the project totals to 18,456m in 120 holes and 10,548 core sample analyses in less than one year since the first hole was drilled.

Dr. Paul Lhotka is IMA's Qualified Person at the Navidad Project, and has overseen all aspects of the current program. An updated summary of Phase II results is available at IMA's website (www.imaexploration.com) as are updated maps showing the locations of all drilling completed to date on the project.

IMA Exploration Inc. has over 10 years experience in Argentina and is focused on the exploration and development of its 100% owned Navidad silver discovery and its property portfolio in the region.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 29

NEWS RELEASE                                                    OCTOBER 13, 2004
IMA EXPLORATION INC.                                                      PAGE 2
--------------------------------------------------------------------------------



Drill Results from holes NV04-109 to 120:


DRILL HOLE               FROM            TO          INTERCEPT       G/T SILVER      % COPPER        % LEAD
                       (METRES)       (METRES)        (METRES)          (LWA)          (LWA)          (LWA)
===========================================================================================================


NV04-109                 3.00          105.06          102.06             73            0.13          0.15
-----------------------------------------------------------------------------------------------------------
          including      3.00           50.07           47.07             88            0.13          0.12
-----------------------------------------------------------------------------------------------------------
          including     20.66           50.07           29.41            111            0.14          0.11
===========================================================================================================
NV04-110                 3.00           64.50           61.50            128            0.17          0.27
-----------------------------------------------------------------------------------------------------------
          including      3.00           21.46           18.46            312            0.43          0.77
-----------------------------------------------------------------------------------------------------------
          including     16.12           21.46            5.34          1,006            1.39          2.59
===========================================================================================================
NV04-111                 3.00           35.00           32.00             28            0.05          0.06
===========================================================================================================
NV04-112                 6.00           64.68           58.68            208            0.22          0.35
-----------------------------------------------------------------------------------------------------------
          including      6.00           16.26           10.26            375            0.71          0.67
-----------------------------------------------------------------------------------------------------------
                and     28.87           43.65           14.78            324            0.26          0.83
===========================================================================================================
NV04-113                 4.50           28.75           24.25             60            0.46          0.03
-----------------------------------------------------------------------------------------------------------
          including      4.50           10.50            6.00            109            0.87          0.03
===========================================================================================================
NV04-114                 5.56           39.28           33.72             57            0.09          0.39
-----------------------------------------------------------------------------------------------------------
          including      6.50           12.75            6.25             83            0.16          0.51
===========================================================================================================
NV04-115                 8.00           18.05           10.05            151            0.04          0.35
===========================================================================================================
NV04-116                15.00           45.40           30.40            243            0.32          2.04
-----------------------------------------------------------------------------------------------------------
          including     15.00           36.42           21.42            322            0.39          2.85
===========================================================================================================
NV04-117                25.50           53.65           28.15          1,115            0.45          0.98
-----------------------------------------------------------------------------------------------------------
          including     42.04           48.01            5.97          4,579            1.82          2.47
===========================================================================================================
NV04-118                44.00           51.62            7.62            155            0.09          0.79
===========================================================================================================
NV04-119                44.10           55.30           11.20             92            0.03          1.00
===========================================================================================================
NV04-120                 7.12           65.65           58.53             47            0.07          0.22
-----------------------------------------------------------------------------------------------------------
          including     26.00           31.24            5.24             85            0.04          0.43
-----------------------------------------------------------------------------------------------------------
          including     62.80           65.65            2.85            243            0.23          0.30
-----------------------------------------------------------------------------------------------------------

Notes:
1.   All length weighted averages (LWA) are "uncut".
2. True thicknesses have yet to be interpreted for these holes. True thickness in the case of sub-vertical structures and -45(Degree) drill holes are likely to be approximately 70% of the intercept length; true thickness in the case of shallowly dipping stratigraphically-controlled mineralization is likely to be between 70 and 100% of the intercept length.

NEWS RELEASE                                                    OCTOBER 13, 2004
IMA EXPLORATION INC.                                                      PAGE 3
--------------------------------------------------------------------------------


                  Navidad Phase I & II Drill Hole Locations Map

                                [GRAPHIC OMITTED]

              OMITTED MAP MAY BE VIEWED AT THE COMPANY'S WEBSITE:
                             www.imaexploration.com